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Exhibit 23.2

Independent Auditors' Consent

The Board of Directors
First National Bank:

        We consent to incorporation by reference in the registration statement (No. 333-91152) on Form S-4 of First Community Bancorp of our report dated February 8, 2002, except for the date with respect to Notes 18 and 19 to the consolidated financial statements, which are as of June 6, 2002, relating to the consolidated balance sheets of First National Bank and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the July 3, 2002 Form 8-K/A of First Community Bancorp and to the reference to our firm under the heading "Experts" in the proxy statement-prospectus.

/s/ KPMG LLP

San Diego, California July 16, 2002

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  Exhibit 23.2